Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Script for day 1 Bectu call

Andy

Hello.

I’m calling to let you know that ntl and Telewest have today agreed a framework to combine the two businesses.

Simon Duffy and Jim Mooney will remain Chairman and CEO respectively of the combined company and Cob Stenham, currently Chairman of Telewest, will become deputy Chairman. Other appointments will be announced in due course. Clearly this will only come into effect once the deal closes and, until then, the existing structures in both companies remain. For now, it’s business as usual and there is no change for anyone. We have probably several months of work ahead to satisfy various legal, regulatory and other conditions before the deal can be closed.

Because of the nature of the announcement, we weren’t able to talk to you before we announced the news to the financial markets at 9am. But we wanted to talk to you as soon as possible, which is why we’re having this call now.

You will want to know what this announcement means for our associates. It really is impossible to make any sort of prediction about how long the collaborative process might take. And that means it could be quite a long time before we can answer the questions you will inevitably have about what a combined company would mean for jobs in both companies. But today we really are right at the start of the process.

What we’ve told associates
We told our associates about the announcement at 9.00am this morning and managers are holding further briefing sessions throughout the day. There was a specific briefing for the ntl Involvement and Consultation Forum reps at 9.30am, led by Steve Upton (Networks MD) and Carolyn Walker. Steve led the call because Simon Duffy was involved in media and investor interviews. The reaction from the NICF was positive [Andy: I can brief you after the NICF call on Monday with more info around their reaction].

We have also set up an e-mail account for people to send in questions they feel we’ve not covered in the communications material.

What happens next
Both companies will quickly start working through all the issues about how we’ll combine the two companies when the deal is done. Things like how we’d use both networks, how we’d combine our billing systems, how we’d move to having a single set of products and pricing, and what the organisational structure of the new company should be.

Bectu’s role

As far as you’re concerned, we don’t really expect there to be a lot of news to share until the deal closes.

Between now and the deal closure, we will keep you up to date on progress and seek your input about the issues people are raising with you. It would be helpful if you could direct people back to us to answer their queries, wherever we can.

Role of NICF/DICFs
As I have already mentioned, we briefed our NICF reps this morning and will be holding regular meetings with them in the months ahead. We will also be holding meetings with the local DICFs over the next few weeks.

It’s important to stress again that, during the collaborative stage until the deal closes, we don’t really expect there to be a lot of news to share with you.

And now I’m happy to answer any questions you have now. I might not be able to answer them! But I’ll do my best.